Page 1 - NT 10-K - Filed by MOSSIMO INC


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 33-0684524

                           NOTIFICATION OF LATE FILING

(Check One):    /X/ Form 10-K     / / Form 11-K     / / Form 20-F
                / / Form 10-Q     / / Form N-SAR

     For period Ended:                  December 31, 1999
                      ---------------------------------------------------------

/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

-------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                       Mossimo, Inc.
                        -------------------------------------------------------

Former name if applicable
                          -----------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

                            2450 White Road, 2nd Floor
                            -------------------------------
City, state and zip code    Irvine, California  92614-6250
                            -------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/X/      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable. See Exhibit A.

Page 2 - NT 10-K - Filed by MOSSIMO INC

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Annual Report on Form 10-K for the period ended December 31, 1999 cannot be filed within the prescribed time period because the Company's independent auditors, Arthur Andersen LLP, have not yet completed their audit of the Company's financial statements for the year ended December 31, 1999.

     The Company hereby requests a fifteen day extension of the filing deadline for its Form 10-K for the period ended December 31, 1999.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
                Jody Love                     (949)               797-0200
-------------------------------------------------------------------------------
                  (Name)                    (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  /X/ Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See attached Exhibit B
------------------------------------------------------------------------------
                                  Mossimo, Inc.
------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date             March 30, 2000                By      /s/    JODY L. LOVE
-----------------------------------------      -------------------------------
                                               Jody L. Love
                                               Vice President Finance

Page 3 - NT 10-K - Filed by MOSSIMO INC


                                    EXHIBIT A


                        [ARTHUR ANDERSEN LLP LETTERHEAD]

Securities and Exchange Commission
450 Fifth Street North West
Washington, D.C. 20549


March 30, 2000


Re:      Annual Report on Form 10-K of Mossimo, Inc.

Dear Sirs/Madam:

Pursuant to Rule 12b-25(c) of the Securities Exchange Act of 1934, the undersigned hereby provides the Securities and Exchange Commission with a statement of the reasons why we are not able to supply on or before March 30, 2000 the audit report required to be included in the Annual Report on Form 10-K of Mossimo, Inc. (the Company) for the period ended December 31, 1999.

For the past 90 days, we have been working with the Company's management to complete our audit of the Company's consolidated financial statements for the year ended December 31, 1999. Due to significant changes in the Company's planned operations and related administrative difficulties in obtaining necessary information to issue our report, we have not had sufficient time to complete our audit of said financial statements. We expect to complete our audit within the next fifteen days so that the Company may file its Form 10-K for the period ended December 31, 1999 on or before April 14, 2000.


/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP


Irvine, California
March 30, 2000

Page 4 - NT 10-K - Filed by MOSSIMO INC

                                    EXHIBIT B

                         TO MOSSIMO, INC.'S FORM 12b-25

                                               Commission File Number 33-0684524
                                                                      ----------

                      PART IV OTHER INFORMATION (CONTINUED)

         The Company expects to report a net loss of $12.9 million for the year ended December 31, 1999 compared with a net loss of $13.8 million for 1998. The Company also expects to report that net sales increased to $47.4 million in 1999 from $45.3 million in 1998.